[redacted]

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands amends its offer for Canada Southern Petroleum Ltd. by reducing acceptance condition to 50.01%

Calgary, August 7, 2006 (TSX – COS.UN) – Canadian Oil Sands Trust (the "Trust") today announced that its wholly owned subsidiaries Canadian Oil Sands Limited and 1212707 Alberta Ltd. ("Canadian Oil Sands") amended the conditions of their offer ("Offer") to purchase all of the outstanding common shares ("Common Shares") of Canada Southern Petroleum Ltd. ("Canada Southern") (NASDAQ:CSPLF / TSX:CSW) for US$13.10 per Common Share. Following the announced extension of the Offer last week to August 18, 2006, this all cash Offer has been further amended to provide that it is conditional, among other things, upon there being validly deposited and not withdrawn at least 50.01% (as opposed to the previous 66 2/3%) of the Common Shares of Canada Southern by 12:00 midnight (Mountain Daylight Time) on August 18, 2006. Canadian Oil Sands expects to mail its notice of extension and variation on or about August 8, 2006.

As of 8:01 am (Mountain Daylight Time) on August 1, 2006, the prior expiry date of the Offer, a total of about 6.5 million Common Shares, or about 45% of the total issued and outstanding Common Shares, had been tendered into the Offer.

"We believe that our US$13.10 cash Offer has been and remains the best available to the shareholders of Canada Southern. In our opinion, the superiority of our Offer is evidenced by the over six million Common Shares (or approximate 45% of the Common Shares) tendered on August 1, 2006, a number of which were Common Shares held by professionally managed shareholders, including hedge funds." said Canadian Oil Sands President and CEO, Marcel Coutu.

Canada Southern agreed to a friendly offer by Canadian Oil Sands to purchase all of the outstanding common shares of Canada Southern for US$13.10 per share. On July 28, 2006, the board of Canada Southern announced its continued support of the Canadian Oil Sands offer.

RBC Capital Markets acted as financial advisors to Canadian Oil Sands in this transaction.

About Canada Southern Petroleum
Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada. The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada. The Company also owns varying interests in seven Significant

Discovery Licenses located in the Arctic Islands in Northern Canada. The Company's common shares are traded on the NASDAQ Capital Market under the symbol "CSPLF", and on the Toronto Stock Exchange under the symbol "CSW". The Company has about 14 million shares outstanding.

About Canadian Oil Sands Trust

Canadian Oil Sands Trust provides a pure investment opportunity in the Alberta oil sands through its 35.49 per cent working interest in the Syncrude Project. Canadian Oil Sands is an open-ended investment trust, which allows it to distribute the free cash flow it generates from the Syncrude Project to Canadian Oil Sands' investors on a tax-efficient basis. The Trust is managed by Canadian Oil Sands Limited and has approximately 466 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN.

Advisory: In the interest of providing Canadian Oil Sands Trust (the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this press release contain "forward-looking statements". Forward-looking statements in this release include, but are not limited to, statements with respect to: the expectation that the Canadian Oil Sands Offer will be completed on August 18, 2006 and the timing of the mailing of the notice of extension and variation.

You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this press release include, but are not limited to: the ability to complete any take-over transaction due to the requirement for shareholders to tender and the requirement for certain regulatory approvals; general economic conditions; the price of crude oil and natural gas; government regulations and the nature of discretionary orders; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. We would refer you to the risks and assumptions further outlined in the Trust's annual information form and annual and quarterly financial reports.

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Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director Investor Relations
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands takes up shares tendered to its offer to purchase Canada Southern Petroleum Ltd. and provides a subsequent offering period (in Canada a bid extension)

Calgary, AB, Aug. 19, 2006 (TSX – COS.UN) – Canadian Oil Sands Trust (the "Trust") today announced that its wholly owned subsidiaries, Canadian Oil Sands Limited and 1212707 Alberta Ltd. ("Canadian Oil Sands"), have taken up the 9.8 million common shares of Canada Southern Petroleum Ltd. ("Canada Southern") (NASDAQ:CSPLF / TSX:CSW) validly deposited under Canadian Oil Sands' offer, representing approximately 65 per cent of the outstanding common shares of Canada Southern. Canadian Oil Sands' offer was subject to a minimum tender condition of 50.01 per cent. Canadian Oil Sands also has provided for a subsequent offering period for the deposit of outstanding common shares of Canada Southern from midnight (Pacific daylight time) Friday, Aug. 18, 2006 to midnight (Pacific daylight time) on Wednesday, Sept. 6, 2006. Canadian Oil Sands will mail a formal notice to all Canada Southern shareholders on or about Aug. 22, 2006.

"We are pleased to have surpassed our minimum tender conditions for our offer to acquire Canada Southern, which enables us to proceed with this transaction," said Canadian Oil Sands' President and CEO, Marcel Coutu. "Having now acquired control of Canada Southern, we encourage remaining shareholders to tender to our offer, which is unanimously recommended by Canada Southern's Board of Directors. We would also note that US securities rules dictate that this will be the final opportunity to tender to our offer."

Canadian Oil Sands intends to acquire the remaining Common Shares not tendered to its offer by way of a compulsory acquisition, statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions for an amount in cash that equals US$13.10 per Common Share.

Canada Southern shareholders with questions, requests for copies of the documents, or requiring assistance in tendering their shares, please call D.F. King & Co. Inc. at 1-800-901-0068. All documents related to Canadian Oil Sands' offer are also available on the Trust's website at: http://www.cos-trust.com/investor/Canada_Southern_offer.aspx.

RBC Capital Markets acted as financial advisors to Canadian Oil Sands in this transaction. This release does not constitute an offer to purchase or a solicitation of an offer to sell securities.

Advisory: In the interest of providing Canadian Oil Sands Trust (the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this press release contain "forward-looking statements". Forward-looking statements in this release include, but are not limited to, statements with respect to: the timing of the mailing of the notice of extension and variation and its plans to undertake further action to acquire the remaining Canada Southern shares.

You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this press release include, but are not limited to: the ability to complete any take-over transaction due to the requirement for shareholders to tender and the requirement for certain regulatory approvals; general economic conditions; the price of crude oil and natural gas; government regulations and the nature of discretionary orders; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. We would refer you to the risks and assumptions further outlined in the Trust's annual information form and annual and quarterly financial reports.

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Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director Investor Relations
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Canadian Oil Sands

RECEIVED
2006 SEP 25 P 12: 12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NEWS RELEASE
For immediate release

Canadian Oil Sands mails Notice of Extension for its offer to purchase Canada Southern Petroleum Ltd.

Calgary, AB, Aug. 22, 2006 (TSX – COS.UN) – Canadian Oil Sands Trust's wholly owned subsidiaries, Canadian Oil Sands Limited and 1212707 Alberta Ltd. ("Canadian Oil Sands") today mailed to all shareholders of Canada Southern Petroleum Ltd. ("Canada Southern") (NASDAQ:CSPLF / TSX:CSW) a Notice of Extension of its cash tender offer for outstanding common shares of Canada Southern from midnight (Pacific daylight time) on Friday, Aug. 18, 2006 to midnight (Pacific daylight time) on Wednesday, Sept. 6, 2006. This extension constitutes a "subsequent offering period" under U.S. securities laws. U.S. securities laws dictate that this will be the final opportunity to deposit Canada Southern common shares to Canadian Oil Sands' offer.

Approximately 9.8 million common shares of Canada Southern, representing about 65 per cent of the common shares outstanding, were validly deposited and not withdrawn under Canadian Oil Sands' offer as of Aug. 19, 2006. At that time, all of the conditions of the offer had been fulfilled or waived and Canadian Oil Sands took up all the common shares validly deposited pursuant to its offer. Canadian Oil Sands is extending the time for deposit of common shares to permit Canada Southern shareholders who have not yet deposited their common shares under the offer to do so.

Canada Southern shareholders with questions, requests for copies of the documents, or requiring assistance in tendering their shares, please call D.F. King & Co. Inc. at 1-800-901-0068. All documents related to Canadian Oil Sands' offer are also available on the Trust's website at: http://www.cos-trust.com/investor/Canada_Southern_offer.aspx.

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Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed - Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director Investor Relations
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Canadian Oil Sands

NEWS RELEASE
For immediate release

Syncrude re-starts Stage 3 operations

Calgary, AB, Aug. 31, 2006 (TSX – COS.UN) — Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands") today announced Syncrude introduced bitumen feed into Coker 8-3 during the August 30th night shift as part of a phased approach to return its Stage 3 facilities to operation. Incremental production should commence over the next few days with Syncrude planning for a gradual ramp-up to allow for regular monitoring and testing of the flue gas desulphurization (FGD) and other units.

Investigations into the odours that occurred during the operation of Syncrude's new FGD unit and coker in May determined that ammonia being used in the FGD was largely responsible. Analysis indicated the ammonia produced at the Syncrude operation contains impurities, including odour-causing compounds. As a result, Syncrude has secured a reliable supply of purchased ammonia to support the operation of the FGD on an interim basis, while it investigates a long-term strategy to use the on-site produced ammonia. Certain other minor modifications also were undertaken on the FGD to help improve its performance.

In addition to enabling the re-start of the Stage 3 facilities, the use of imported ammonia is expected to help prevent odours and realize the FGD's environmental benefit of virtually eliminating sulphur dioxide emissions from the expansion facilities. Syncrude has been testing the FGD using purchased ammonia since late July with good results. The cost to import the ammonia is expected to total about $3 million per month, assuming average monthly production at design capacity and transport of the ammonia via rail.

In addition to the new technology issues related to the FGD, the startup of Stage 3 presents other risks and difficulties associated with bringing a new, complex facility into operation. As such, production rates may fluctuate as Syncrude works to stabilize the operation. Canadian Oil Sands is maintaining its production outlook provided on July 25, 2006 of 85 to 95 million barrels, or 30 to 34 million barrels net to the Trust, with a single point estimate of 90 million barrels, or 32 million barrels net to the Trust. The Trust will post Syncrude's monthly production, as per our usual practice, on our website at the following link: http://www.cos-trust.com/asset/ssb_shipments.aspx.

Canadian Oil Sands Trust provides a pure investment opportunity in the oil sands through its 35.49 per cent working interest in the Syncrude Project. Located near Fort McMurray, Alberta, Syncrude operates large oil sands mines and an upgrading facility that produces a light, sweet crude oil. Canadian Oil Sands is an open-ended investment trust, which allows it to distribute the free cash flow it generates from the Syncrude Project to Canadian Oil Sands' investors on a tax-efficient basis. The Trust is managed by Canadian Oil Sands Limited and has approximately 466 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN.

Advisory: In the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands", "COS" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this press release contain "forward-looking statements". Forward-looking statements in this release include, but are not limited to, statements and graphs (collectively "statements") with respect to: the anticipated timing for all Stage 3 units to come on-line and begin full production. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this press release include, but are not limited to: the difficulties and risks involved in starting up new equipment and the additional risks and complexity of integrating a large project such as Stage 3 into existing upgrading operations; labour productivity issues; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. The outlook expressed with regard to 2006 production, capital expenditures, operating costs and funds from operations are also all based on certain assumptions and risks outlined in the 2006 guidance posted on the Trust's website and further outlined in the Trust's annual information form and annual and quarterly financial reports.

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Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director Investor Relations
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands takes up approximately 78 per cent of Canada Southern Petroleum shares

Calgary, AB, Sept. 7, 2006 (TSX – COS.UN) – Canadian Oil Sands Trust (the "Trust") today announced that its wholly owned subsidiaries, Canadian Oil Sands Limited and 1212707 Alberta Ltd. ("Canadian Oil Sands"), have taken up approximately 11.7 million common shares of Canada Southern Petroleum Ltd. ("Canada Southern") (NASDAQ:CSPLF / TSX:CSW) validly deposited under Canadian Oil Sands' offer, representing approximately 78 per cent of the outstanding common shares of Canada Southern. Canadian Oil Sands' offering period for the deposit of outstanding common shares of Canada Southern expired midnight (Pacific daylight time) on Wednesday, Sept. 6, 2006.

Canadian Oil Sands intends to acquire the remaining Common Shares not tendered to its offer by way of amalgamation. A meeting of Canada Southern shareholders has been scheduled for October 25 at the Petroleum Club in Calgary, Alberta.

RBC Capital Markets acted as financial advisors to Canadian Oil Sands in this transaction. This release does not constitute an offer to purchase or a solicitation of an offer to sell securities.

Canadian Oil Sands Trust provides a pure investment opportunity in the oil sands through its 35.49 per cent working interest in the Syncrude Project. Located near Fort McMurray, Alberta, Syncrude operates large oil sands mines and an upgrading facility that produces a light, sweet crude oil. Canadian Oil Sands is an open-ended investment trust, which allows it to make distributions on a tax-efficient basis. The Trust is managed by Canadian Oil Sands Limited and has approximately 468 million units outstanding, trading on the Toronto Stock Exchange under the symbol COS.UN.

Advisory: In the interest of providing Canadian Oil Sands Trust (the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this press release contain "forward-looking statements". Forward-looking statements in this release include, but are not limited to, statements with respect to: the timing of its plans to undertake further action to acquire the remaining Canada Southern shares.

You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will

prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this press release include, but are not limited to: the regulatory requirements relating to shareholder meetings and amalgamations; general economic conditions; the price of crude oil and natural gas; government regulations and the nature of discretionary orders; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. We would refer you to the risks and assumptions further outlined in the Trust's annual information form and annual and quarterly financial reports.

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Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director Investor Relations
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands appoints Brant Sangster to Board of Directors

Calgary, AB, Sept. 15, 2006 (TSX – COS.UN) – Canadian Oil Sands Trust (the "Trust") today announced that Mr. Brant Sangster has been appointed as a new Director of Canadian Oil Sands Limited, a wholly owned subsidiary of the Trust.

"Brant Sangster is highly-respected in the energy industry, particularly for his strategic perspectives and understanding of the unique opportunities and challenges in the oil sands sector. Together with his knowledge of the Syncrude project, Brant will be a valuable addition to our Board of Directors as we leverage Syncrude's base operations and recent expansion with the future development of our extensive resource potential," said Marcel Coutu, Canadian Oil Sands' President and Chief Executive Officer.

Mr. Sangster recently retired as Senior Vice President, Oil Sands with Petro-Canada following a 25-year career as a senior executive with that company. He was responsible for managing Petro-Canada's oil sands businesses, including their 12 per cent interest in the Syncrude Joint Venture and participation in the Fort Hills mining and upgrading project. Prior to joining Petro-Canada, Mr. Sangster held various strategic planning and operating positions with Imperial Oil Ltd. for 13 years. He holds a B. Sc. in Chemical Engineering from Dalhousie University.

About Canadian Oil Sands Trust
Canadian Oil Sands Trust provides a pure investment opportunity in the oil sands through its 35.49 per cent working interest in the Syncrude Project. Located near Fort McMurray, Alberta, Syncrude operates large oil sands mines and an upgrading facility that produces a light, sweet crude oil. Canadian Oil Sands is an open-ended investment trust, which allows it to make distributions on a tax-efficient basis. The Trust is managed by Canadian Oil Sands Limited and has approximately 468 million units outstanding, trading on the Toronto Stock Exchange under the symbol COS.UN.

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Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director Investor Relations
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com